Exhibit 4(f)
SURRENDER VALUE ENHANCEMENT RIDER — LAST SURVIVOR
This Rider (“Rider”) becomes a part of the policy to which it is attached (“the Policy”). All terms of the Policy that do not conflict with this Rider’s terms apply to this Rider.
Rider Benefit Summary – This Rider increases the Total Face Amount of the Policy, which is defined in the Definitions section of the attached Policy, by the Face Amount of the Rider (“Rider Face Amount”). This rider has no Accumulated Value of its own, but affects the policy’s Accumulated Value because the charges for the Rider are deducted from the Accumulated Value of the Policy.
Insured(s) – As used in this Rider, the “Insureds” means the two individuals covered under the Policy.
Survivor – is the Insured remaining alive after the first death of the two Insureds.
Rider Coverage Layer and Rider Face Amount – There may be one or more Rider Coverage Layers. Each Rider Coverage Layer also comprises a Coverage Layer under the Policy. Each Rider Coverage Layer is a layer of Rider life insurance coverage with an associated Rider Face Amount. The Rider Face Amount shown in the Policy Specifications is that of the initial Rider Coverage Layer. Any increase in the Rider Face Amount, as shown in a Supplemental Schedule of Coverage sent to you at the time of the increase, will result in a new Rider Coverage Layer. Any decrease in Rider Face Amount will reduce or eliminate Rider Coverage Layers as described in the Decrease in Rider Face Amount provision below.
Requested Changes in the Rider Face Amount – Subject to our approval, you may change the Rider Face Amount by Written Request during the lifetime of the Insureds. Such request may be made not more than once per Policy Year. Rider Face Amount changes are subject to the same limitations on Face Amount Changes described in the Death Benefit section of the Policy.
Increase in Rider Face Amount – You must provide evidence of insurability satisfactory to us before any request for an unscheduled increase in Rider Face Amount becomes effective. We reserve the right to limit increases to one per Policy Year and to charge a fee to evaluate insurability, not to exceed $200. The effective date of the increase will be the first Monthly Payment Date on or following the date all applicable conditions are met.
Decrease in Rider Face Amount – Any decrease in Rider Face Amount that you request will be applied to the Rider Coverage Layers in the reverse order in which they arose. If it is necessary to decrease the Total Face Amount, which is defined in the Definitions section of the attached Policy, and if there are multiple Coverage Layers with the same effective date, the Coverage Layer under this Rider will be decreased before any Coverage Layer of Basic Coverage. The effective date of the decrease will be the first Monthly Payment Date on or following the date we receive your Written Request and have approved it. No request for a decrease in Rider Face Amount will be approved if the decrease would cause the Policy to be classified as a Modified Endowment Contract under the Code, unless you authorize such a change in classification by Written Request.
Charge for this Rider – On each Monthly Payment Date prior to the younger Insured’s age 121, there is a charge for this Rider, which is equal to the sum of the following:
•	the Rider Coverage Charge; and
•	the Rider Cost of Insurance Charge.
The maximum of each such charge is described below. We may charge less than these maximum charges. Any lesser charge will apply uniformly to all members of the same Class.
Rider Coverage Charge – The Rider Coverage Charge is the sum of the Rider Coverage Charges for all Rider Coverage Layers. The Rider Coverage Charge for the initial Rider Coverage Layer is shown in the Policy Specifications. If there are later Rider Coverage Layers, each will have a corresponding Rider Coverage Charge that will be specified in the Supplemental Schedule of Coverage sent to you at the time

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of the increase. The Rider Coverage Charge will not be decreased even if there is a decrease in Rider Face Amount.
Rider Cost of Insurance Charge – The Rider Cost of Insurance Charge is the sum of the Rider Cost of Insurance Charges for all Rider Coverage Layers.
The Rider Cost of Insurance Charge for each Rider Coverage Layer is (1) multiplied by (2) where:
(1)	is the Maximum Monthly Cost of Insurance Rate for the Rider Coverage Layer; and
(2)	is the Net Amount at Risk attributed to the Rider Coverage Layer. The Net Amount at Risk is defined in the Definitions section of the attached policy.
If there are multiple Rider Coverage Layers, the Net Amount at Risk will be allocated proportionately to each Rider Coverage Layer proportional to the ratio of the Rider Coverage Layer Face Amount to the Total Face Amount.
Cost of Insurance Rates – The Maximum Monthly Cost of Insurance Rates for the initial Rider Coverage Layer are shown in the Policy Specifications. The Maximum Monthly Cost of Insurance Rates for any later Rider Coverage Layer will be shown in a Supplemental Schedule of Coverage sent to you at the time of the increase.
Withdrawals – The Withdrawals provision of the Policy, to which this Rider is attached, is modified to include this Rider. For the purpose of the Withdrawals provision, the Rider Face Amount is treated the same as any other increase in the Policy Face Amount. For further details, please see the Withdrawals provision of your Policy.
Conversion – This Rider is not convertible.
Effective Dates – This Rider is effective on the Policy Date unless otherwise stated. It will terminate on the earlier of:
•	your Written Request;
•	the date the Policy ceases to be In Force.
General Conditions – This Rider is part of the Policy to which it is attached. As applied to this Rider, the periods stated in this Policy’s Incontestability and Suicide provisions will start with the effective date of any Coverage Layer under this Rider.
Signed for Pacific Life Insurance Company,

President and Chief Executive Officer	Secretary

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